Dear Partners,

It is with great excitement that we are announcing a capital campaign by partnering with Wefunder, a platform that helps companies fundraise by crowd funding. Our first capital raise required a $25,000 minimum investment and we were in the difficult position of not being able to discuss our plans on a widespread basis. As you know, we are fiduciaries for our clients and there was a clear conflict of interest to discuss our corporate plans with those existing clients. We limited discussions of our first capital raise to close friends, family members and a small handful of clients that specifically asked about our plans. Our firm treasures loyalty and prefer to give our existing clients an opportunity to invest in our firm BEFORE we open it up to institutional investors which is one reason we have chosen Wefunder for the campaign.

Wefunder is aligned with our vision of providing access to a larger pool of individuals than traditional Wall Street firms would covet. Their mission is to open up early stage investing to everyone—not just the wealthy accredited investors. Wefunder wants to make it normal for every high-growth startup to raise from their customers and fans in a "Community Round." We believe it's a good thing for our firm if the company is owned by our closest friends, family and loyal clients. Ken Langone, the billionaire co-founder of Home Depot, writes the following in his book "I love Capitalism!": "I would rather own 10% of a company worth $1 billion than all of a company worth $100 million. It's the same amount of money but it's better to be part of something with so many more people pulling for your success."

Raising capital through the Wefunder platform has more advantages than just allowing a larger pool of investors locally in our firm. Once we go live on their platform, our story will be featured as an investment opportunity on their website. Initially, they will email nearly 1 million subscribers about the opportunity. Once our firm has raised at least $100,000 in capital, they will begin retargeting campaigns on their social media platforms. Starting at $250K, there are successive campaigns where they begin emailing specific lists of 30,000 to 40,000 investors that have indicated an interest in our type of company. Once we have raised $2M, Wefunder will prominently display our story at the top of the page for their website and feature us in their highest visibility campaigns including podcasts. The most exciting part of the Wefunder campaign is how many new fans of our company are created through the process. Our research indicates a significant number of new investors through the Wefunder platform seek ways to help the company by purchasing the products or services and referring to friends and family. In addition to raising capital for our company, our greatest hope is to attract hundreds of new subscribers for Avidus and significant press exposure through the campaign.

Our campaign on Wefunder is in "private" mode for now while we begin accepting reservations for commitments. Here is the link for our campaign: https://wefunder.com/taylorhoffman.

Thank you for your partnership.

Brandon

Brandon C. Taylor
CEO & Chief Investment Officer

Taylor Hoffman
www.taylorhoffman.com

Follow us on Facebook and LinkedIn:

Learn more about our services: [Wealth Management Form CRS](#) and [Capital Management Form CRS](#)

Important Disclosure about Wefunder: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Dear Clients,

It is with great excitement that we are announcing the acceptance of new shareholders in Taylor Hoffman, Inc. by partnering with Wefunder, a platform that helps companies manage the capital raise process.

As you may know, we raised additional capital earlier this year to continue growing our firm and launch a fully digital version of our services through an app named Avidus. Many of you are aware of my desire to build a strong community of clients and shareholders similar to that of Berkshire Hathaway's annual meetings in Omaha, Nebraska. Our firm treasures loyalty and prefers to give our existing clients an opportunity to invest in our company BEFORE we open it up to institutional investors. We haven't yet set the minimum investment through Wefunder, but we are hoping to keep it as low as $250 so that any client could participate if desired. We believe it's a good thing for our firm if the company is owned by our closest friends, family and loyal clients. Ken Langone, the billionaire co-founder of Home Depot, writes the following in his book *I love Capitalism!:* "I would rather own 10% of a company worth $1 billion than all of a company worth $100 million. It's the same amount of money but it's better to be part of something with so many more people pulling for your success."

Our slide deck for the campaign lists an incredible growth rate and a client retention rate of nearly 100%. The founding employees of Taylor Hoffman are deeply loyal and have clearly attracted the same type of clients. Our growth over the past few years is powered by the most referrals we have ever received from clients and we are deeply thankful. We are fiduciaries for existing clients and have a clear conflict of interest as we permit the addition of new shareholders, but we also feel it would be disloyal if we don't inform the very clients who are responsible for our success. If interested, there is an "Invest Now" option that permits you to reserve a spot in the capital campaign. When the campaign goes "live" in late January (including likely press releases and local news stories), there will be an option to commit by depositing funds directly with Wefunder.

Clients who are interested in becoming shareholders of Taylor Hoffman, Inc. may access the attached link to reserve shares: https://wefunder.com/taylorhoffman.

Happy Holidays,

Brandon

Brandon C. Taylor
CEO & Chief Investment Officer

Taylor Hoffman
www.taylorhoffman.com

Follow us on Facebook and LinkedIn:

Learn more about our services: Wealth Management Form CRS and Capital Management Form CRS

Wefunder Disclosures: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

The preferred shares ("Shares") are being offered by Taylor Hoffman, Inc., which is the parent company of Taylor Hoffman Wealth Management, LLC ("THWM"), which serves as your investment adviser and provides discretionary wealth management services on your behalf. Because of the resulting conflict of interest, THWM will not make any recommendation or render any investment advice to you as to whether you should invest in the Shares or manage your investment in the Shares if you decide to make an investment in the Shares. As such, you are solely responsible for making an independent evaluation as to whether an investment in the Shares is suitable for you given your financial circumstances. Your decision as to whether to whether or not to invest in the Shares will not influence any advisory services rendered to you by THWM.

IMPORTANT DISCLAIMER: Taylor Hoffman Wealth Management, LLC ("Taylor Hoffman" or the "Firm") is an SEC-registered investment adviser with a principal place of business in the Commonwealth of Virginia. Registration does not imply a certain level of skill or training. Taylor Hoffman may only transact business in those states in which it is notice filed, or qualifies for an exemption or exclusion from notice filing requirements. For information pertaining to the registration status of Taylor Hoffman, please refer to the Investment Adviser Public Disclosure website, operated by the U.S. Securities and Exchange Commission, at www.adviserinfo.sec.gov, which contains the most recent versions of the Firm's Form ADV disclosure statement.

Dear Clients,

It is with great excitement that we are announcing the acceptance of new shareholders in Taylor Hoffman, Inc. by partnering with Wefunder, a platform that helps companies manage the capital raise process.

As you may know, we raised additional capital earlier this year to continue growing our firm and launch a fully digital version of our services through an app named Avidus. Our firm treasures loyalty and prefers to give our existing clients an opportunity to invest in our company BEFORE we open it up to institutional investors. We haven't yet set the minimum investment through Wefunder, but we are hoping to keep it as low as $250 so that any client could participate if desired. We believe it's a good thing for our firm if the company is owned by our closest friends, family and loyal clients.

Our slide deck for the campaign lists an incredible growth rate and a client retention rate of nearly 100%. The founding employees of Taylor Hoffman are deeply loyal and have clearly attracted the same type of clients. Our growth over the past few years is powered by the most referrals we have ever received from clients and we are deeply thankful. We are fiduciaries for existing clients and have a clear conflict of interest as we permit the addition of new shareholders, but we also feel it would be disloyal if we don't inform the very clients who are responsible for our success. If interested, there is an "Invest Now" option that permits you to reserve a spot in the capital campaign. When the campaign goes "live" in late January (including likely press releases and local news stories), there will be an option to commit by depositing funds directly with Wefunder.

Clients who are interested in becoming shareholders of Taylor Hoffman, Inc. may access the attached link to reserve shares: https://wefunder.com/taylorhoffman.

Gabe Hoffman, MBA, CFP®
Co-Founder
Chief Operating Officer

Taylor Hoffman
www.taylorhoffman.com

Follow us on Facebook and LinkedIn:

Learn more about our services: Wealth Management Form CRS and Capital Management Form CRS

Wefunder Disclosures: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

The preferred shares ("Shares") are being offered by Taylor Hoffman, Inc., which is the parent company of Taylor Hoffman Wealth Management, LLC ("THWM"), which serves as your investment adviser and provides discretionary wealth management services on your behalf. Because of the resulting conflict of interest, THWM will not make any recommendation or render any investment advice to you as to whether you should invest in the Shares or manage your investment in the Shares if you decide to make an investment in the Shares. As such, you are solely responsible for making an independent evaluation as to whether an investment in the Shares is suitable for you given your financial circumstances. Your decision as to whether to whether or not to invest in the Shares will not influence any advisory services rendered to you by THWM.